

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2011

Kevin M. Shook
Treasurer and CFO
Eastern Insurance Holdings, Inc.
25 Race Avenue
Lancaster, PA 17603

      Re: Eastern Insurance Holdings, Inc.
             Form 10-K for the year ended December 31, 2009
             Form 10-Q for the quarter ended September 30, 2010
             Form 8-K filed December 9, 2010
             File No. 001-32899

Dear Mr. Shook:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                       Sincerely,

                       Gus Rodriguez
                       Accounting Branch Chief